UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
BioCardia, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
09060U507
(CUSIP Number)
James C. Roumell
Roumell Asset Management, LLC
2 Wisconsin Circle, Suite 700
Chevy Chase, MD 20815
(301)656-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 09060U507

1	NAME OF REPORTING PERSON: Roumell Asset Management, LLC ("RAM") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2145132
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
938,380 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
938,380 (These shares are deemed to be owned beneficially by Roumell Asset Management, LLC solely as a result of its discretionary power over such shares as investment adviser to the Roumell Opportunistic Value Fund (the "Fund").)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (The denominator is based on the 16,871,265 shares of common stock outstanding as of August 1, 2021, as stated on the facing page of Form 10-Q for the quarter ended June 30, 2021 (the Form 10-Q) filed by Issuer.

14	TYPE OF REPORTING PERSON IA

CUSIP No.: 09060U507

1	NAME OF REPORTING PERSON: James C. Roumell ("Roumell") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
938,380 (Includes 938,380 shares of common stock held by the Fund. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER
938,380 (Includes 938,380 shares of common stock held by the Fund. Roumell is President of RAM and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of RAM, Roumell could be deemed the beneficial owner of the shares beneficially owned by the Fund.)

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 938,380
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.6% (The denominator is based on the 16,871,265 shares of common stock outstanding as of August 1, 2021, as stated on the facing page of Form 10-Q for the quarter ended June 30, 2021 (the Form 10-Q) filed by Issuer.

14	TYPE OF REPORTING PERSON IN

CUSIP No.: 09060U507
ITEM 1.	SECURITY AND ISSUER:
This Schedule 13D relates to the common stock of BioCardia, Inc. (the "Issuer"). The principal executive office of the Issuer is 125 Shoreway Road, Suite B, San Carlos, CA 94070.
ITEM 2.	IDENTITY AND BACKGROUND:
This joint statement on Schedule 13D is being filed by Roumell Asset Management, LLC and by James C. Roumell (the Reporting Persons).

Roumell Asset Management is organized as a Maryland limited liability company. Its principal address, and address of its principal business, is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Roumell Asset Management is a registered investment adviser.

Mr. Roumell's business address is 2 Wisconsin Circle, Suite 700, Chevy Chase, Maryland 20815. Mr. Roumell's present principal occupation is acting as the President of Roumell Asset Management, a registered investment adviser, whose address is set forth above.

During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
Roumell Asset Management is the sole investment adviser to the Roumell Opportunistic Value Fund (the Fund), an investment company registered under the Investment Company Act of 1940. As investment adviser to the Fund, Roumell Asset Management caused the Fund to purchase 938,380 shares of common stock of the Issuer. The aggregate purchase price was $3,734,108, inclusive of brokerage commissions. The sources of funding for these purchases were proceeds from the sale of Fund shares.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons acquired shares of the common stock of the Issuer as part of their ordinary course of business for investment purposes, based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. As of September 20, 2021, the Reporting Persons decided to send a letter to the Issuer's board of directors to explore ways to maximize shareholder value, particularly with respect to monetizing the Issuer's intellectual property assets.

Accordingly, on September 22, 2021, the Reporting Persons sent a letter to the Issuer's board of directors. A copy of this letter is being filed with this Schedule 13D as Exhibit 7.01 and is incorporated herein by this reference. The Reporting Persons may also enter into discussions with third parties and other shareholders; however, the Reporting Persons have no intention to enter into any agreements or understandings with other shareholders regarding the holding, acquiring, selling or voting of the common stock of the Issuer.

The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer. The Reporting Persons have no current intention to purchase additional shares or to dispose of all or any portion of the shares of the Issuer.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuers business or corporate structure; (g) any change in the Issuers charter or bylaws which may impede the acquisition of control of the Issuer by any person; (h) the Issuers common stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of common stock beneficially owned by each of the Reporting Persons.

(b) See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of common stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and/or sole or shared power to dispose or to direct the disposition of such shares of common stock.

The 938,380 shares are deemed to be owned beneficially by Roumell Asset Management solely as a result of its discretionary power over such shares as investment adviser to the Fund. Mr. Roumell is the President of Roumell Asset Management and holds a controlling percentage of its outstanding voting securities and, as a result of his position with and ownership of securities of Roumell Asset Management, Mr. Roumell could be deemed the beneficial owner of the shares beneficially owned by Roumell Asset Management and the Fund.

The percentage of the common stock set forth for each Reporting Person in this Item 5 was calculated based upon on the 16,871,265 shares of common stock outstanding as of August 1, 2021, as stated on the facing page of the Form 10-Q for the quarter ended June 30, 2021, filed by the Issuer.

(c) During the 60-day period ended September 22, 2021, Roumell Asset Management conducted the following transactions in the Issuer's common stock on behalf of the Fund, as noted below. Prices do not reflect brokerage commissions paid.

Date No. of Shares Aggregate Price Buy/Sell
08/04/2021 500 1,765.00 Sell
08/05/2021 7,705 26,981.37 Sell
08/06/2021 7,542 26,508.62 Sell
08/09/2021 5,570 19,495.00 Sell
08/20/2021 50,986 150,480.08 Sell
08/23/2021 32,500 96,050.50 Sell
08/24/2021 18,500 54,639.75 Sell
08/25/2021 24,500 72,422.00 Sell
08/26/2021 15,500 45,836.60 Sell
08/27/2021 36,590 108,021.00 Sell
08/30/2021 13,016 38,397.20 Sell
08/31/2021 17,500 51,703.75 Sell
09/01/2021 88,414 261,944.16 Sell

Mr. Roumell did not have any transactions in the Issuer's common stock during the 60-day period ended September 22, 2021.

(d) Investors in the Fund have the right to receive or direct the receipt of dividends from the 938,380 shares of the Issuer's common stock, but proceeds from the sale of such shares become assets of the Fund.

(e) Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
Not applicable.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 7.01 Letter to the Board of Directors of BioCardia, Inc. dated September 22, 2021. Exhibit 7.02 Joint Filing Agreement by and among the Reporting Persons, dated September 22, 2021.

CUSIP No.: 09060U507
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 22 2021	Roumell Asset Management, LLC By: /s/ James C. Roumell Name: James C. Roumell Title: President
September 22 2021	James C. Roumell By: /s/ James C. Roumell Name: James C. Roumell Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 09060U507
Exhibit 7.01

Board of Directors
BioCardia, Inc.
125 Shoreway Road, Suite B
San Carlos, CA 94070

Dear Board of Directors:

Roumell Asset Management, LLC owns over 900,000 shares of BioCardia, BCDA, roughly 5.6% of the company's outstanding shares. It is our view that the company should immediately hire a financial adviser to evaluate alternatives to monetize the company's intellectual property assets. The record is clear, the company significantly underestimated the length of time required to complete its BCDA 01 Phase III trial. Consequently, BCDA's valuable IP assets have languished and now should be put into the hands of a better capitalized entity with the resources to leverage the opportunities available in the cardio cell therapeutic space.

In an October 2016 current report on Form 8-K, the company made the following statement: "Our lead therapeutic candidate is the CardiAMP Cell Therapy System, or CardiAMP. We anticipate enrolling the first patient in our U.S. Food and Drug Administration, or FDA, accepted Phase III pivotal trial for CardiAMP in ischemic systolic heart failure in 2016 and obtaining top-line data in the first half of 2019. If our Phase III pivotal trial is successful, we believe we will be the first company to reach the market with a cell-based therapy to treat heart failure."

In fact, in its May 2019 earnings release, the company reported a mere 37 enrolled patients (compared to a trial design requiring 250 patients), against the original projection of having top-line data available by the time of this earnings release. This wasn't just an ordinary miss; this was a colossal one. The company had achieved only 15% of the enrollment goal it communicated to investors at the trial's launch date, at a point in time where it had said the company would be reporting, or at least soon reporting, results. As of June 2021, the company reported 104 enrollees, roughly 40% of the number needed to complete the trial, so over two years past the company's original projection of reporting top-line date, the company has not even enrolled half the patients needed to meet its CardioAMP trial design requirements.

BCDA has roughly $18 million in the bank as of June 30, 2021, and burned about $5 million in the first-half of 2021 (in line with its burn rate in the first half of 2020). When we initiated our BCDA position, a litigation option against Boston Scientific looked promising, but appears to be no longer present. The company will clearly need additional capital to complete its CardioAMP trial. It is crystal clear that the company woefully underestimated the timeline for completing this critical and pivotal trial. While the technology appears very promising, the economics do not if shareholders have to be continuously diluted to complete a trial nowhere near completion.

In light of the challenges of completing the CardioAMP trial, we call upon the board to immediately take steps to run a professional process to maximize shareholder value.

Very truly yours,
/s/ James C. Roumell
President
Roumell Asset Management, LLC

CUSIP No.: 09060U507
Exhibit 7.02

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them this Schedule 13D (including further amendments thereto) with respect to the common stock of the Issuer, and that this Joint Filing Agreement be included as an exhibit to such joint filing.

This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 22nd day of September 2021.

ROUMELL ASSET MANAGEMENT, LLC
By: /s/ James C. Roumell
James C. Roumell, President

By: /s/ James C. Roumell
James C. Roumell